Exhibit 99.1

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova Announces Pricing of Upsized Private Offering of $175 Million of 0% Convertible Senior Notes due 2025

Rehovot, Israel, October 14, 2020 – Nova (Nasdaq: NVMI), a leader in metrology solutions for advanced process control used in semiconductor manufacturing, today announced the pricing of $175 million aggregate principal amount of 0% Convertible Senior Notes due 2025 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offering was upsized from the previously announced $150 million aggregate principal amount of the Notes.  In connection with the Offering, Nova has granted the initial purchasers of the Notes an option to purchase, for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $25 million aggregate principal amount of the Notes. The sale of the Notes to the initial purchasers is expected to settle on October 16, 2020, subject to customary closing conditions.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on October 15, 2025, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.  The Notes will be convertible based on an initial conversion rate of 13.4048 ordinary shares of Nova per $1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately $74.60 per share, which represents a conversion premium of 27.5% to the last reported sale price of Nova’s ordinary shares on The Nasdaq Global Select Market on October 13, 2020). Prior to the close of business on the business day immediately preceding July 15, 2025, the Notes will be convertible at the option of the holders of the Notes only upon the satisfaction of specified conditions and during certain periods. On or after July 15, 2025 until the close of business on the second scheduled trading day preceding the maturity date, the Notes will be convertible at the option of the holders of Notes at any time regardless of these conditions. Conversions of the Notes will be settled in cash, ordinary shares of Nova or a combination thereof, with the form of consideration determined at Nova’s election.

Nova may not redeem the Notes prior to October 20, 2023, except in the event of certain tax law changes. On or after October 20, 2023, Nova may redeem, for cash, all or part of the Notes if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Nova provides notice of the redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

Holders of the Notes will have the right to require Nova to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In connection with certain corporate events or following Nova’s delivery of a notice of redemption, Nova will, under certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such corporate event or to convert its Notes called for redemption in connection with such notice of redemption, as the case may be.

When issued, the Notes will be Nova’s senior unsecured obligations and will rank senior in right of payment to any of Nova’s unsecured indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of Nova’s unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of Nova’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to any indebtedness and other liabilities (including trade payables) of Nova’s subsidiaries.

Nova estimates that the net proceeds from the Offering will be approximately $169.2 million (or $193.5 million if the initial purchasers exercise their option to purchase additional Notes in full), after deducting fees and estimated offering expenses payable by Nova.  Nova intends to use approximately $10.0 million of the net proceeds from the Offering to repurchase 170,910 of Nova’s ordinary shares from certain purchasers of the Notes in privately negotiated transactions effected through one or more of the initial purchasers of the Notes or an affiliate thereof and entered into concurrently with the pricing of the Notes, which could increase (or reduce the size of any decrease in) the market price of Nova’s ordinary shares, and could have resulted in a higher effective conversion price for the Notes.  The purchase price per ordinary share in such repurchase transactions is equal to the last reported sale price of Nova’s ordinary shares on The Nasdaq Global Select Market on October 13, 2020.   Nova may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, Nova has not entered into any agreements for or otherwise committed to any specific acquisitions at this time.  Nova intends to use any remaining net proceeds from the Offering for general corporate purposes.  If the initial purchasers exercise their option to purchase additional Notes, Nova expects to use the net proceeds from the sale of the additional Notes  for general corporate purposes.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Nova potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Nova issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Nova:
Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world.

Nova is traded on the NASDAQ under the symbol NVMI and on the TASE under the symbol נובה.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, whether Nova will issue the Notes and the anticipated use of proceeds from the Offering. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats , including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.